Mail Stop 4561

October 13, 2005

Gerald M. Sherer
Chief Financial Officer
Refco Group Ltd., LLC and Refco Finance Inc.
One World Financial Center
200 Liberty Street, Tower A
New York, New York 10281

RE:	Refco Group Ltd., LLC and Refco Finance Inc.
Item 4.02 Form 8-K
Filed October 11, 2005
File No. 333-119701

Dear Mr. Sherer,

	We have reviewed your filing and have the following comments. In our comments, we have asked you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please tell us whether you intend to file restated financial statements. If so, tell us when you will do so.

2. Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q for the period ended May 31, 2005. Additionally, tell us what effect the error had on your current evaluation of the disclosure controls and procedures as of your most recent quarter ended August 31, 2005.

	As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551- 3494 if you have questions regarding our comments.

Sincerely,



Kevin Vaughn
Branch Chief

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Gerald M. Sherer
Refco Group Ltd., LLC and Refco Finance Inc.
October 13, 2005
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